UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34335 / July 19, 2021

In the Matter of	:
	:
Capital Southwest Corporation	:
	:
5400 Lyndon B Johnson Freeway	:
Suite 1300	:
Dallas, Texas 75240	:
	:
(812-15212)	:
	:

ORDER UNDER SECTIONS 6(c), 57(a)(4), 57(i), AND 23(c)(3) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Capital Southwest Corporation (the "Applicant") filed an application on March 29, 2021, and
amendments to the application on May 17, 2021 and on June 14, 2021, for an order under section
6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 23(a),
23(b) and 63 of the Act; under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act
authorizing certain jointtransactions otherwise prohibited by section 57(a)(4) of the Act; and
under section 23(c)(3) of the Act for an exemption from section 23(c) of the Act.

The order would permit the Applicant to (i) issue restricted shares of its common stock
("Restricted Stock") under the terms of its 2021 Employee Restricted Stock Award Plan (the
"2021 Plan") as part of the compensation package for certain of its employees in the 2021 Plan,
and (ii) withhold shares of the Applicant's common stock or purchase shares of the Applicant's
common stock from the participants to satisfy tax withholding obligations relating to the vesting
of Restricted Stock pursuant to the 2021 Plan.

On June 22, 2021, a notice of the filing of the application was issued (Investment CompanyAct Release No. 34309). The notice gave interested persons an opportunity to request a hearingand stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that participation by the investment company in the proposed arrangement is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 23(a), 23(b) and 63 of the Act, requested by Applicant (File No. 812-15212), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 23(c)(3) of the Act, that the exemption from section 23(c) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary